Certificate of Conversion

For

Florida Profit Corporation

Into

Delaware Profit Corporation

This Certificate of Conversion is submitted to convert the following Florida Profit Corporation into a Delaware Profit Corporation in accordance with s. 607.1113, Florida Statutes.

1.The name of the Florida Profit Corporation converting into the Delaware Profit Corporation is Kyto Technology and Life Science, Inc.

2.The name of the Delaware Profit Corporation is Kyto Technology and Life Science, Inc.

3.The Delaware Profit Corporation is a Corporation organized, formed or incorporated under the laws of the State of Delaware.

4.The above referenced Florida Profit Corporation has converted into a Delaware Profit Corporation in compliance with Chapter 607, F.S., and the conversion complies with the applicable laws governing the Delaware Profit Corporation.

5.The plan of conversion was approved by the converting Florida Profit Corporation in accordance with Chapter 607, F.S.

6.This conversion was effective under the laws governing the Delaware Profit Corporation on July 19, 2019.

7.This conversion shall be effective in Florida at 11:59 pm EDT on July 19, 2019.

8.The Delaware Profit Corporation’s principal office address is 13050 La Paloma Rd., Los Altos Hills, California 94022.

9.The Delaware Profit Corporation is an out-of-state entity not registered to transact business in Florida and appoints the Florida Secretary of State as its agent for service of process in a proceeding to enforce obligations of the converting Florida profit corporation, including any appraisal rights of shareholders of the converting Florida profit corporation under ss. 607.1301-607.1333, Florida Statutes.

10The Delaware Profit Corporation has agreed to pay any shareholders having appraisal rights the amount to which they are entitled under ss.607-1301-607.1333, F.S.

Signed this 8th day of July, 2019

/s/ Paul Russo
Paul Russo Chief Executive Officer